Rediff.Com Reports Results for the Third Quarter Ended December 31, 2013

Mumbai, India, January 23, 2014

Rediff.com, one of the premier online providers of news, information, communication, entertainment and shopping services to Indians worldwide, today announced results for its third quarter ended December 31, 2013.

The Company reported overall revenues for the 2013 third fiscal quarter of $4.17 million, a 5% increase in US dollar terms and 20% increase in Indian Rupee terms compared to the same period last year. Revenues were positively impacted by growth in the Company’s India Online operations, which increased 7% in US dollar terms (22% in Rupee terms) to $3.42 million over the corresponding quarter last fiscal year. Revenues from Rediff’s U.S. Publishing business declined by approximately $0.01 million or 3% for the comparable fiscal third quarter periods.

Gross profit margins for the three months ended December 31, 2013 were 39% as compared to 38% in the comparable period last year. Operating expenses were $3.12 million in the fiscal 2013 third quarter, a decline of $0.4 million as compared to $3.52 million for the three months ended December 31, 2012.

We are fully embracing the move of online users from PC to Mobile and have now strong mobile phone offerings for Online Shopping Marketplace, Enterprise Email and News. We are also leading the world-wide efforts in data journalism and you can see some examples of our work using Bayesian techniques on our homepage under the Rediff Labs link.

“Despite the challenging economic environment and continued competitive pressures, we have been successful in growing our business. Our gross margins are holding firm and we continue to implement prudent cost control measures, while strategically investing in our business. Our efforts towards introducing content marketing and native ads, with an objective of improving our online advertising offering is showing early signs of success and both our Enterprise Class Email business and Online TV Marketplace initiatives continue to gain traction,” said Ajit Balakrishnan, Chairman and Chief Executive Officer of Rediff.com.

The Company’s Operating EBITDA loss declined 25% to $1.50 million for the quarter ended December 31, 2013; the net loss was 37% lower at $1.90 million while the net loss per ADS of $0.069 for the same period was lower to the same extent by $0.04, compared to the same quarter last year.

Mr. Balakrishnan added, “Our goal remains to accelerate our growth and also to bring Rediff to profitability and we are doing all that we can to achieve this near-term. We see growth opportunities in all the markets we address including Online Advertising, Online TV Marketplace, Enterprise Email and Marketplace for Online Shopping. The challenge is to accelerate growth and achieve profitability quickly.”

Further details of Rediff.com’s results for the third fiscal quarter ended December 31, 2013 are appended in tabular form to this press release. A script of the earnings results conference call held on January 23, 2014 will also be made available on Rediff’s Investor Information website at investor.rediff.com.

About Rediff.com

Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as "may", "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations or negatives of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward-looking statements. These risks and uncertainties include but are not limited to the slowdown in economies worldwide and in the sectors in which our clients are based, the slowdown in Internet and IT sectors worldwide, competition, the success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, the development of broadband Internet and 3G networks in India, legal and regulatory policies, managing risks associated with customer products and the widespread acceptance of the Internet as well as other risks detailed in the annual report on Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the U.S. Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

TABLES FOLLOW

STATEMENT OF OPERATIONS
QUARTER ENDED DECEMBER 31, 2013

       (All figures are in US$ millions, unless otherwise indicated below)

	Quarter ended December 31
	2013	2012
Revenues
India Online	3.42	3.20
US Publishing	0.75	0.77
Total Revenues	4.17	3.97
Cost of Revenues *	(2.55)	(2.45)
Gross Margin	1.62	1.52
Gross Margin %	39%	38%
Operating Expenses *	(3.12)	(3.52)
Operating EBITDA	(1.50)	(2.00)
Depreciation / Amortization	(0.68)	(0.93)
Interest Income	0.34	0.51
Other Income (refer note below)	-	1.41
Goodwill impairment charge	-	(2.00)
Foreign Exchange gain (loss)	(0.06)	0.01
Net loss before income taxes	(1.90)	(3.00)
Tax	-	-
Net loss	(1.90)	(3.00)
Net loss per ADS (in US dollars), basic	(0.069)	(0.109)
Net loss per ADS (in US dollars), diluted	(0.069)	(0.109)
Weighted average ADSs outstanding (in millions)	27.59	27.59
* Stock-Based Compensation included in:
Cost of Revenues	-	0.01
Operating Expenses	0.11	0.15

Notes

•	Each ADS represents one half of an equity share.

•	The above numbers are subject to audit. An audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

•	The company established an ESOP trust for the benefit of employees, which has acquired 1,015,000 shares (equivalent to 2,030,000 ADSs). These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

•	During the quarter ended December 31, 2012 the company exited from one of its equity investments, which accounted for a one time gain from the sale of the investment of US$ 1.4 million included under the heading Other Income.

Non-GAAP Measures Note

Operating EBITDA and non-GAAP operating expenses are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning Operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on Operating EBITDA. Investors and industry analysts use Operating EBITDA to measure the Company’s performance compared to historic results and our peer group. The reconciliation between Operating EBITDA and net loss, the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME
QUARTER ENDED DECEMBER 31, 2013

(All figures are in US$ millions)

	Quarter ended December 31
	2013	2012
Operating EBITDA (Non-GAAP)	(1.50)	(2.00)
Depreciation / Amortization	(0.68)	(0.93)
Interest Income	0.34	0.51
Other income	-	1.41
Goodwill impairment charge	-	(2.00)
Foreign Exchange gain (loss)	(0.06)	0.01
Net loss before income taxes	(1.90)	(3.00)
Tax	-	-
Net loss (GAAP)	(1.90)	(3.00)

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses excluding depreciation and amortization. We have used non-GAAP operating expenses measure to compute our Operating EBITDA. A reconciliation of GAAP operating expenses to non-GAAP operating expenses is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
QUARTER ENDED DECEMBER 31, 2013

(All figures are in US$ millions)

	Quarter ended December 31
	2013	2012
Operating Expenses (GAAP)	3.86	4.44
Depreciation/Amortization	(0.68)	(0.93)
Foreign Exchange gain (loss)	(0.06)	0.01
Operating Expenses (Non-GAAP)	3.12	3.52

For further details contact:

Mandar Narvekar

Rediff.com India Ltd.
Investor Relations and Corporate Affairs Contact
Tel.: +91-22-6182-0000

Email: investor@rediff.co.in

Glenn Wiener and Jay Morakis

GW Communications (U.S.A.)

Tel. 212.786.6011 / 212.786.6037

Email: gwiener@GWCco.com / jmorakis@GWCco.com